SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1)*

SAFESTITCH MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

Joshua Weingard

SafeStitch Medical, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4602

(Name, address and telephone number of person authorized to receive notices and communications)

September 3, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dr. Charles Filipi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,420,569(1)
	8	SHARED VOTING POWER 1,403,523 (2)
	9	SOLE DISPOSITIVE POWER 1,420,569(1)
	10	SHARED DISPOSITIVE POWER 1,403,523 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,824,092(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to purchase 10,000 shares of Common Stock.
(2)	Includes 1,403,523 shares held by the Reporting Person’s spouse.
(3)	Based on 167,246,615 shares of Common Stock outstanding as of September 3, 2013.

ITEM 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007 (the “Original 13D”) by furnishing the information set below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Dr. Charles Filipi (the “Reporting Person”) with respect to the common stock, par value $0.001 per share (“Common Stock”) of SafeStitch Medical, Inc. (f/k/a Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Dr. Charles Filipi	2,824,092	(2)	1.7%

(1)	The percentage of beneficial ownership is based upon 167,246,615 shares of Common Stock outstanding as of September 3, 2013.
(2)	Includes options to purchase 10,000 shares of Common Stock and 1,403,523 shares of Common Stock held by the Reporting Person’s spouse.

Items 7-10 inclusive, set forth on the cover page to this Amendment are hereby incorporated by reference in this Item 5.

Since the filing of the Original 13D, the Reporting Person has been a party to the following transactions in respect of the Common Stock:

(a) On March 10, 2010, 1,407,046 shares of Common Stock reverted to the Reporting Person from his 2008 GRAT, following which the Reporting Person immediately gifted such shares to his 2010 GRAT.

(b) On Sept 23, 2010, the Reporting Person gifted 700,000 shares of Common Stock to his spouse.

(c) On June 5, 2013, 1,407,046 shares of Common Stock reverted to the Reporting Person from his 2010 GRAT, following which the Reporting Person gifted 703,523 shares to his spouse.

(d) On February 11, 2009 and April 23, 2013, the Issuer granted to the Reporting Person options to acquire 10,000 shares, exercisable at $0.80 per share, and 100,000 shares, exercisable at $0.45 per share, respectively.

On March 22, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the issued and outstanding Common Stock.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On August 13, 2013, the Issuer entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Tweety Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and TransEnterix, Inc., a Delaware corporation (“TransEnterix”). Pursuant to the Merger Agreement, on September 3, 2013 (the “Closing Date”), Merger Sub merged with and into TransEnterix with TransEnterix surviving the merger as the Issuer’s wholly owned subsidiary (the “Merger”).

In connection with the Merger Agreement and Merger, the Reporting Person entered into a lock-up and voting agreement (the “Lock-up and Voting Agreement”), pursuant to which the Reporting Person has agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Company’s securities held by the Reporting Person (collectively, “Covered Securities”) for a certain period following the Closing Date. The Lock-up and Voting Agreement provides that the Reporting Person may sell, transfer or convey (i) up to 50% of his Covered Securities during the period commencing on the one-year anniversary of the Closing Date and ending on the eighteen-month anniversary of the Closing Date and (ii) up to an aggregate of 75% of his Covered Securities during the period commencing on the eighteen-month anniversary of the Closing Date and ending on the two-year anniversary of the Closing Date. The restrictions on transfer contained in the Lock-up and Voting Agreement cease to apply to the Covered Securities following the second anniversary of the Closing Date.

Additionally, pursuant to the Lock-up and Voting Agreement, the Reporting Person has agreed, for the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date, to vote all of his Covered Securities in favor of: (i) amending the Issuer’s Amended and Restated Certificate of Incorporation to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Issuer’s board of directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder.

The foregoing description of the Lock-up and Voting Agreement is only a summary and is qualified in its entirety by reference to the complete text of the form of Lock-up and Voting Agreement, which is filed as Exhibit 99.1 to this Amendment and incorporated by reference in this Item 6.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Form of Lock-up and Voting Agreement, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2013	/s/ Dr. Charles Filipi
Dr. Charles Filipi

EXHIBIT INDEX

Exhibit Number	Description

99.1	Form of Lock-up and Voting Agreement, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013 and incorporated by reference herein.